UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549


RECEIVED
JUN 27 2003
188

FORM 11-K


03025616

[x] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ___to ___


PROCESSED
JUL 02 2003
THOMSON
FINANCIAL

GREAT LAKES SAVINGS PLAN
ONE GREAT LAKES BOULEVARD
P.O. BOX 2200
WEST LAFAYETTE, IN 47906

GREAT LAKES CHEMICAL CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	**95-1765035**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

500 EAST 96TH STREET, SUITE 500
INDIANAPOLIS, INDIANA 46240
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code **317-715-3000**

ANNUAL REPORT ON FORM 11-K - ITEM (A)
LIST OF FINANCIAL STATEMENTS - EXHIBIT 23

GREAT LAKES SAVINGS PLAN

December 31, 2002

Form 11-K--Item (a)

GREAT LAKES SAVINGS PLAN

FINANCIAL STATEMENTS

The following financial statements and schedules of the Plan are submitted herewith:

Statements of Net Assets Available for Benefits - December 31, 2002 and 2001
Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2002 and 2001
Notes to Financial Statements
ERISA Schedules

Schedules--Schedules I, II and III for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission have been omitted for the reason that they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

ERNST & YOUNG

Ernst & Young LLP
111 Monument Circle, Suite 2600
P.O. Box 44972
Indianapolis, Indiana 46204-2094

Phone: (317) 681-7000
Fax: (317) 681-7216
www.ey.com

Report of Independent Auditors

Plan Administrator
Great Lakes Savings Plan

We have audited the accompanying statements of net assets available for benefits of Great Lakes Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 17, 2003


Ernst & Young LLP

Great Lakes Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Investments, at fair value	**$ 90,862,053**	$ 100,366,461
Net assets available for benefits	**$ 90,862,053**	$ 100,366,461

See accompanying notes to financial statements.

Great Lakes Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31	
	2002	**2001**
Additions to net assets attributed to:		
Participant contributions	**$ 7,735,813**	$ 8,568,696
Employer contributions	**2,535,475**	2,919,526
Rollover contributions	**325,001**	91,710
Investment income:		
Dividends	**1,191,595**	1,577,271
Interest	**1,029,972**	1,577,701
Transfer from other plans	**-**	966,402
Total additions	**12,817,856**	15,701,305
Deductions from net assets attributed to:		
Net depreciation in fair value of investments	**13,305,347**	9,571,831
Benefits paid to participants	**8,863,772**	9,225,362
Other transfers out	**-**	864,398
Administrative fees	**153,145**	243,048
Total deductions	**22,322,264**	19,904,639
Net decrease	**(9,504,408)**	(4,203,333)
Net assets available for benefits at beginning of year	**100,366,461**	104,569,794
Net assets available for benefits at end of year	**$ 90,862,053**	$ 100,366,461

See accompanying notes to financial statements.

Great Lakes Savings Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of Great Lakes Savings Plan (the Plan) provides only general information. More detailed information concerning the Plan may be found by consulting the Summary Plan Description, which is available from the plan administrator.

The Plan is a defined contribution plan. Eligible employees of Great Lakes Chemical Corporation (the Company) may participate in the Plan the first of the quarter following their date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Voluntary employee contributions to the Plan are made through periodic payroll deductions at the rate of 1% to 20% of the participants' eligible earnings. Except for Nitro and Adrian Union employees, the Company contributes an amount equal to 50% of the participants' basic contribution, up to the first 6% of the participants' eligible earnings. Nitro Union employees receive no matching contributions. Adrian Union employees receive a matching contribution equal to 50% of the participants' basic contribution up to the first 4% with an additional 2% being earned if the Company's financial goals are met. All the Company's matching contributions are made in Great Lakes Chemical Corporation Common Stock except Adrian's first 2% which is paid in cash.

Payment of Benefits

Participants who have attained the age of 59 1/2 may at any time make withdrawals from the participant account. Such withdrawals must not exceed the balance of the participant account.

A participant in the Plan may request a partial withdrawal of the amounts held in the participant account (which reflects all vested contributions to the Plan) at any time and will be paid the current value of the account as a result of a financial hardship. However, the withdrawal must be necessary to meet an immediate and heavy financial need of the participant and must not exceed the value of the participant account or the amount required to meet the need created by the financial hardship.

1. Description of the Plan (continued)

Participant Loans

A participant may borrow against the vested balance in his account at a minimum of $1,000 and a maximum up to 50% of the account balance, not to exceed $50,000. A participant is allowed one loan at a time with the interest rate being one percent above the prime lending rate on the first day of the month in which the loan was made. Loans are repaid through payroll deductions over no more than 4 years (15 years if the loan was made for the purchase of a primary residence). The employers' matching contributions are not available for participant loans.

Vesting

A participant who terminates employment is able to receive the full value of his participant account. Participants with 6 or more years of service are 100% vested in the Company's matching contributions. Participants with less than two years, at least two, three, four or five years of service are zero, 20%, 40%, 60% or 80% vested, respectively. Upon complete withdrawal by a participant, the nonvested portion of the employer's contribution will be forfeited and applied to reduce the employer's future contributions or administrative expenses. Amounts forfeited during 2002 were $146,715.

Effective February 5, 2001, the net assets of Aqua Plan were merged into the Plan. Approximately $966,402 of net assets were transferred to the Plan as a result of this merger.

Effective December 13, 2001, the net assets of the NSC Technologies plan participants were spun out of the Plan. Approximately $864,398 of net assets were transferred out of the Plan as a result of this spin out.

2. Summary of Accounting Policies

Investments Valuation and Income Recognition

Common stock and shares in registered investment companies and common/collective trust funds are carried at aggregate current value with the difference between cost and current value reflected in the statements of changes in net assets available for benefits as unrealized appreciation or depreciation of investments. Market value of common stock is based upon the last sales price as reported by the New York Stock Exchange on the last business day of the year. The shares in registered investment companies and common/collective trust funds are valued on the quoted market prices, which represent the net asset values of shares held by the Plan at year end. The participant notes are valued at cost, which approximates fair value.

Great Lakes Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Dividends are recorded as income on the dividend receipt date. Purchases and sales are recorded on a trade-date basis. Realized gains or losses on investment securities sold are determined using the average historical cost method.

Use of Estimates

Preparation of the financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2002 and 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as follows.

	Net Depreciation in Fair Value During Year	
	2002	**2001**
Common stock	**$ (369,363)**	$ (6,236,042)
Shares of registered investment companies	**(12,935,984)**	(3,335,789)
	$ (13,305,347)	$ (9,571,831)

Individual investments that represent 5 percent or more of the Plan's net assets are presented in the following table.

	2002	**2001**
Common stock:		
Great Lakes Chemical Corporation *	**$ 15,506,282**	$13,812,835
Shares of registered investment companies:		
Vanguard Windsor Fund	**17,019,882**	23,269,748
Vanguard Index 500 Portfolio Fund	**15,138,847**	20,300,819
Vanguard Explorer Fund	**6,043,707**	7,961,371
VMMR Prime Portfolio Fund	**4,880,325**	5,944,737
Vanguard Wellesley Fund	**4,764,160**	
Common collective trust fund:		
Vanguard Retirement Savings Trust	**17,708,056**	16,195,486

* Nonparticipant-directed

4. Nonparticipant –Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31	
	2002	**2001**
Net assets:		
Great Lakes Chemical Corporation Common Stock	**$ 15,506,282**	**$ 13,812,835**

	Year ended December 31,	
	2002	**2001**
Changes in net assets:		
Contributions	**$ 3,434,180**	$ 4,374,741
Interest and dividends	**207,833**	174,927
Net realized and unrealized depreciation in fair value	**(316,253)**	(6,515,493)
Transfers to participant directed funds	**(315,279)**	(955,400)
Transfer to other plans	**-**	(144,055)
Distributions to participants	**(1,316,734)**	(1,001,205)
Administrative expenses	**(300)**	
	$ 1,693,447	$ (4,066,485)

A portion of the Great Lakes Chemical Corporation Common Stock Fund is participant directed as participants may elect to invest their employee contributions in the Company's Common Stock.

5. Plan Termination

Although it has not expressed the intent to do so, the Company has the right to terminate the Plan. In the event the Plan is terminated, each participant's account shall be nonforfeitable with respect to both the participant's and the Company's contributions (vested and nonvested portions), and the net assets are to be set aside for the payment of withdrawals to the participants.

6. Related Party Transactions

During 2002 and 2001, the Plan received $207,833 and $174,927, respectively, in common stock dividends from the Company. A majority of the fees paid for legal, accounting and other services rendered by parties-in-interest were paid by the Company.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 12, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. However, subsequent to the issuance of the favorable determination letter, the Plan has been amended and restated. The plan administrator believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Schedules

Great Lakes Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

December 31, 2002

EIN: 95-1765035
Plan # : 004

(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value		(d) Cost	(e) Current Value
Common Stock:				
* Great Lakes Chemical Corporation	157,296	shares	$ 21,027,821	$ 15,506,282
* Octel	57,265	shares	563,325	373,938
Registered investment companies:				
* VMMR Prime Portfolio Fund	4,880,325	units	4,880,325	4,880,325
* Vanguard Windsor Fund	1,418,323	units	21,431,732	17,019,882
* Vanguard Explorer Fund	132,858	units	7,748,526	6,043,707
*Vanguard Index 500 Fund	186,554	units	17,458,394	15,138,847
*Vanguard Wellesley Income Fund	239,405	units	4,873,688	4,764,160
*Vanguard Bond Index Fund	350,231	units	3,537,142	3,635,393
*Vanguard Int'l Growth Fund	101,961	units	1,796,261	1,239,845
*Vanguard U.S. Growth	76,409	units	1,841,307	921,494
*Vanguard Small-Cap Fund	24,024	units	465,103	376,223
*Vanguard Extend Mkt Index Fund	33,031	units	822,263	619,009
Common collective trust fund:				
* Vanguard Retirement Savings Trust	17,708,056	units	17,708,056	17,708,056
Participant notes	Interest rates ranging from 5.25% to 10.50%		-	2,634,892
			$104,153,943	$ 90,862,053

* Indicates party-in-interest to the Plan.

Great Lakes Savings Plan

Schedule H, Line 4j - Schedule of Reportable Transactions

Year ended December 31, 2002

EIN: 95-1765035
Plan #: 004

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)
Category (iii) - A series of transactions in excess of 5% of plan assets:						
Great Lakes Chemical Corporation	Common Stock					
Common Stock Fund	Purchases	$ 4,492,896	$ -	$ 4,492,896	$ 4,492,896	$ -
	Sales		2,483,196	3,199,304	2,483,196	(716,108)

Category:
- (i) Single transactions in excess of 5% of plan assets
- (ii) Series of transactions other than securities transactions
- (iii) Series of securities transactions in excess of 5% of plan assets
- (iv) Transactions with or in conjunction with a person if any single transaction with that person was in excess of 5%

Notes: There were no category (i), (ii) or (iv) reportable transactions during 2002.

Great Lakes Savings Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of this employee benefit plan has duly caused this annual report to be signed on behalf by the undersigned hereunto duly authorized

Date: June 26, 2003

Great Lakes Savings Plan
(Name of Plan)



Jonathan D. Sarn
Director, HR Services

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-103715 and 333-49127) pertaining to the Great Lakes Savings Plan of Great Lakes Chemical Corporation of our report dated June 17, 2003 with respect to the financial statements and supplemental schedules of the Great Lakes Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Indianapolis, Indiana
June 25, 2003

Ernst & Young LLP

Exhibit 99(i)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Great Lakes Savings Plan on Form 11-K for the year ended December 31, 2002 (the "Report'), the undersigned, Richard J. Kinsley, Senior Vice President, Human Resources & Communications of Great Lakes Chemical Corporation, hereby certifies that the Report fully complies with the requirements of section 13(a) of the Securities and Exchange Act of 1934 (15 U.S.C. 78m) and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Great Lakes Savings Plan.



Richard J. Kinsley, Senior Vice President
Human Resources & Communications
Dated: June 26, 2003

Exhibit 99(ii)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Great Lakes Savings Plan on Form 11-K for the year ended December 31, 2002 (the "Report'), the undersigned, William L. Sherwood, Vice President and Corporate Controller of Great Lakes Chemical Corporation, hereby certifies that the Report fully complies with the requirements of section 13(a) of the Securities and Exchange Act of 1934 (15 U.S.C. 78m) and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Great Lakes Savings Plan.



William L. Sherwood
Vice President and Corporate Controller
Dated: June 26, 2003